Filed Pursuant to Rule 433 Registration Statement No. 333-223140 Free Writing Prospectus dated November 16, 2018

PPL Corporation

Direct Stock Purchase and Dividend Reinvestment Plan

Quick guide to the PPL Corporation Direct Stock Purchase and Dividend Reinvestment Plan

The Direct Stock Purchase and Dividend Reinvestment Plan (“the Plan”) provides first-time investors and existing shareholders of PPL Corporation a convenient and economical way to invest in PPL Corporation (“PPL”). As a participant, you can enjoy the same benefits as an investor who holds PPL shares directly on the books of EQ Shareowner Services (the “Plan Administrator”). You remain the registered owner of the PPL shares and have full control over your investment decisions.

This Plan is filed with the SEC on a Registration Statement on Form S-3 under the Securities Act of 1933, as amended. Please refer to the Plan prospectus, dated February 22, 2018, as amended by the prospectus supplement, dated November 16, 2018, for complete disclosure before you invest and for additional details on the Plan. You may access the prospectus and the prospectus supplement online at shareowneronline.com or request a copy by contacting the Plan Administrator.

Investment control and flexibility

You can make your initial investment directly through the Plan — no need for a broker. Purchase PPL shares by making a one-time automatic withdrawal from your checking or savings account, specify a regular amount to be withdrawn automatically once or twice a month, or by submitting a check.

•	Increase your holdings by steadily reinvesting your dividends, as you choose.

•	Access your account and perform transactions online.

•	Sell your shares directly through the Plan.

Enroll in the Plan

Existing PPL shareowners and new investors can enroll online through shareowneronline.com. For the first purchase, the minimum investment is $250. Cost of the initial purchase is $15, plus $0.04 commission per share for open market purchases.

Reinvest your dividends

You may choose to reinvest all or a portion of your PPL dividends to purchase additional whole and fractional shares. The cost to reinvest your dividends is 5% with a $5 maximum, plus $0.04 per share purchase trading commission for open market purchases.

Purchase additional shares

Make additional cash investments in the Plan at any time by either authorizing one-time or recurring automatic bank withdrawals or mailing in a check. The minimum investment is $25, with a monthly maximum investment of $25,000. The dollars you invest (less any applicable fees) will go toward purchasing whole and fractional shares. The cost per transaction is $1 for recurring, $2 for one-time investments, and $5 for investment made by check. There is also a purchase trading commission fee of $0.04 per share for open market purchases.

Timing and purchase price

Purchases are generally made within five business days from the date of receipt of your investment amount. Shares are purchased in the open market using the weighted average price or directly from PPL using the closing price on the trading day immediately preceding the date of purchase.

Track your investments

Following each transaction or dividend reinvestment, you will receive a detailed statement. You may also elect to receive your statements automatically by initiating eDelivery through shareowneronline.com.

Safekeeping

Safekeeping of your PPL shares is provided, at your option, at no cost to you.

Sales

You can sell your PPL shares at any time. Shares under the Plan are sold through a batch order, market order, limit order, or stop order. The costs for these transactions are $15 for batch, $25 for market, and $30 for limit or stop order sales. There is also a commission fee of $0.12 per share. A check will be issued for your sale proceeds, unless you elect to receive the funds by direct deposit into your bank account. The cost is $5 for direct deposit into a North American account.

Plan prospectus

PPL Corporation has filed a registration statement (including a prospectus) with the SEC for the Plan. Before you invest, you should read the most recent version of the prospectus and any prospectus supplement, and the other documents PPL Corporation has filed with the SEC for more complete information about PPL Corporation and the Plan. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, PPL Corporation will arrange to send you the prospectus if you request it by calling the Plan Administrator at 1-800- 345-3085. In addition, you may access the prospectus online at shareowneronline.com.

Contact information

Online:

shareowneronline.com (available 24 hours a day, 7 days a week, for access to account information and answers to common questions and general inquiries).

Email:

Go to shareowneronline.com and select Contact Us.

Telephone:

Toll free: 1-800-345-3085 (Shareowner Relations Specialists are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Central Time). You may also access your account information 24 hours a day, 7 days a week, using our automated voice response system.